UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                Sequa Corporation
                                (Name of Issuer)

                  $5.00 Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                    817320302
                                    ---------
                                 (CUSIP Number)

                                December 14, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------            -----------------------------
CUSIP No.  817320302               13G    Page  2   of 12    Pages

------------------------------            -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Investment Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             24,600
     OWNED BY
       EACH            ------ --------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            52,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------            -----------------------------
CUSIP No.  817320302               13G    Page  3   of 12    Pages

------------------------------            -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Partners II, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           ---------------------------------------------------------------------

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             24,600
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            52,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------            -----------------------------
CUSIP No.  817320302               13G    Page  4   of 12    Pages

------------------------------            -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             24,600
     OWNED BY
       EACH            ------ --------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            52,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------            -----------------------------
CUSIP No.  817320302               13G     Page  5   of 12    Pages

------------------------------             -----------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             24,600
     OWNED BY
       EACH            ------ --------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            52,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the $5.00 Cumulative Convertible Preferred Stock ("Preferred Stock") of Sequa Corporation, a Delaware corporation (the "Company"). Beneficial ownership of the Preferred Stock is reported herein as of the date hereof.

Item 1(a):                   Name of Issuer:
---------                    --------------

                             Sequa Corporation.

Item 1(b):                   Address of Issuer's Principal Executive Offices:
---------                    -----------------------------------------------

                             200 Park Avenue New York, New York 10166.


Items 2(a)                   Name of Person Filing; Address of Principal
----------                   -------------------------------------------
and 2(b):                    Business Office:
--------                     ---------------

                             This statement is filed by and on behalf of Forest Investment Management, LLC, a Delaware limited liability company and registered investment adviser ("Forest Management"), Forest Partners II, L.P., a Delaware limited partnership ("Forest Partners"), Michael A. Boyd, Inc., a Delaware corporation ("Boyd") and Mr. Michael A. Boyd ("Mr. Boyd" and, together with Forest Management, Forest Partners and Boyd, the "Reporting Persons"). Mr. Boyd serves as president and sole shareholder of Boyd. Boyd serves as general partner of Forest Partners. Forest Partners is sole owner and managing member of Forest Management. Forest Management serves as investment adviser to advised accounts which directly own shares of Preferred Stock (the "Advised Accounts"). Forest Management has dispositive control over all shares of Preferred Stock held by the Advised Accounts and voting control over a certain percentage of such shares. By virtue of the foregoing relationships, Forest Management, Forest Partners, Boyd and Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock held directly by the Advised Accounts.

                             The principal business address of each
                             Reporting Person is 53 Forest Avenue, Old
                             Greenwich, Connecticut 06870.

Item 2(c):                   Citizenship:
---------                    ------------

                             Forest Management is a Delaware limited liability company.
                             Forest Partners is a Delaware limited partnership. Boyd is a Connecticut corporation.
                             Mr. Boyd is a United States citizen.

Item 2(d):                   Title of Class of Securities:
---------                    -----------------------------

                             $5.00 Cumulative Convertible Preferred Stock

Item 2(e):                   CUSIP Number:
---------                    -------------

                             817320302

Item 3:                      If this statement is filed pursuant to
-------                      --------------------------------------
                             Rules 13d-1(b) or 13d-2(b) or (c), check
                             ----------------------------------------
                             whether the person filing is a:
                             -------------------------------

     A. [ ] Broker or dealer registered under Section 15 of the Act,
     B. [ ] Bank as defined in Section 3(a)(6) of the Act,
     C. [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     D. [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     E. [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
     F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
            13d-1 (b)(1)(ii)(F),
     G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     H. [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Items 4(a)-(c):                    Ownership:
--------------                     ---------


                             As of the date of this statement:

                             FOREST INVESTMENT MANAGEMENT, LLC

                             (a) Amount beneficially owned. Forest
                             Management may be deemed to beneficially own, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, 52,100 shares of Preferred Stock held directly by the Advised Accounts.

                             (b) Percent of Class. The 52,100 shares of
                             Preferred Stock beneficially owned by Forest
                             Management represent 12.6% of the total
                             outstanding amount of Preferred Stock. This percentage and the other percentages set forth in this Schedule 13G are based on a total of 412,815 shares of Preferred Stock outstanding as of March 18, 2004, as reflected in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on
                             March 30, 2004.

                             (c) Number of shares as to which the person
                                 has:

                             (i)  Sole power to vote or to direct the vote: 0
                            (ii)  Shared power to vote or to direct the vote:
                                  24,600

                            (iii) Sole power to dispose or to direct the
                                  disposition of: 0
                            (iv) Shared power to dispose or to direct the disposition of: 52,100

                             FOREST PARTNERS II, L.P.
                             ------------------------

                             (a) Amount beneficially owned. Forest
                             Partners may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Management by virtue of its position as managing member of Forest Management. Therefore, Forest Partners may be deemed to have beneficial ownership of 52,100 shares of Preferred Stock.

                             (b) Percent of Class. The 52,100 shares of
                             Preferred Stock beneficially owned by Forest
                             Partners represent 12.6% of the total
                             outstanding amount of Preferred Stock.

                             (c) Number of shares as to which the person
                                 has:

                             (i)   Sole power to vote or to direct the vote: 0
                             (ii)  Shared power to vote or to direct the vote:
                                   24,600
                             (iii) Sole power to dispose or to direct the
                                   disposition of: 0
                             (iv)  Shared power to dispose or to
                                   direct the disposition of: 52,100

                             MICHAEL A. BOYD, INC.
                             ---------------------

                             (a) Amount beneficially owned. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Partners by virtue of its position as general partner of Forest Partners.
                             Therefore, Boyd may be deemed to have
                             beneficial ownership of 52,100 shares of Preferred Stock.

                             (b) Percent of Class. The 52,100 shares of
                             Preferred Stock beneficially owned by Boyd represent 12.6% of the total outstanding amount of Preferred Stock.

                             (c) Number of shares as to which the person has:

                             (i)   Sole power to vote or to direct the vote: 0

                             (ii)  Shared power to vote or to direct the
                                   vote:  24,600
                             (iii) Sole power to dispose or to
                                   direct the disposition of: 0
                             (iv)  Shared power to dispose or to
                                   direct the disposition of:   52,100


                             MICHAEL A. BOYD
                             ---------------

                             (a) Amount beneficially owned. Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Boyd by virtue of his position as president and sole shareholder of Boyd. Therefore, Mr. Boyd may be deemed to have beneficial ownership of 52,100 shares of Preferred Stock.

                             (b) Percent of Class. The 52,100 shares of
                             Preferred Stock beneficially owned by Mr.
                             Boyd represent 12.6% of the total outstanding amount of Preferred Stock.

                             (c) Number of shares as to which the person
                                 has:

                             (i)   Sole power to vote or to direct the vote: 0
                             (ii)  Shared power to vote or to direct the
                                   vote:  24,600
                             (iii) Sole power to dispose or to
                                   direct the disposition of: 0
                             (iv)  Shared power to dispose or to
                                   direct the disposition of:  52,100


Item 5:                      Ownership of Five Percent or Less of a Class:
------                       --------------------------------------------

                             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                             [ ]


Item 6:                      Ownership of More than Five Percent on
-------                      --------------------------------------
                             Behalf of Another Person:
                             --------------------------------------

                             Other than as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Preferred Stock. None of the Advised Accounts has an ownership interest equal to or greater than 5% of the total outstanding Preferred Stock.

Item 7:                      Identification and Classification of the
-------                      ----------------------------------------
                             Subsidiary Which Acquired the Security Being
                             --------------------------------------------
                             Reported on By the Parent Holding Company:
                             ------------------------------------------

                             Not Applicable.

Item 8:                      Identification and Classification of
------                       -------------------------------------
                             Members of the Group:
                             ---------------------

                             Not Applicable.

Item 9:                      Notice of Dissolution of Group:
------                       -------------------------------

                             Not Applicable.

Item 10:                     Certification:
-------                      -------------

                             By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2005


FOREST INVESTMENT MANAGEMENT, LLC                FOREST PARTNERS II, L.P.

By: Forest Partners II, L.P.,                    By: Michael A. Boyd, Inc.,
    managing member                                  general partner

By:  Michael A. Boyd, Inc.                       By: /s/ Michael A. Boyd
     general partner                              -----------------------
                                                  Michael A. Boyd
                                                  President
By: /s/ Michael A. Boyd
-----------------------
    Michael A. Boyd
    President


MICHAEL A. BOYD, INC.                            /s/ Michael A. Boyd
---------------------                            -------------------
                                                 Michael A. Boyd
By: /s/ Michael A. Boyd
-----------------------
    Michael A. Boyd
    President

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated February 1, 2005, by and among Forest Investment Management, LLC, Forest Partners II, L.P., Michael A. Boyd, Inc. and Michael A. Boyd.